VIA EDGAR

February 26, 2007

Securities and Exchange Commission

Document Control

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Old Mutual Advisor Funds II

1933 Act File No. 002-99810

1940 Act File No. 881-04391

CIK No. 0000775180

PRE 14C February 12, 2007

Dear Mr. DiStefano:

Listed below are the responses of Old Mutual Advisor Funds II (the “Registrant”) to the comments you provided on Thursday, February 22, 2007 regarding the above referenced preliminary information statement. The comments you provided are in bold and the responses follow in plain text.

Comment Number	Comments and Responses

1	Include page numbers.
The Registrant will make the requested change.

2	Provide beneficial ownership information pursuant to Item 6(d).
The Registrant will make the requested change by including the beneficial owners on Appendix A.

3	Provide addresses for Old Mutual (US) Holdings, Inc. and Old Mutual plc.
The Registrant will make the requested change.

With respect to the foregoing comments, the Registrant acknowledges the following:

1.     The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.

2.     Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

3.     The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

With respect to the above responses for which the Registrant undertakes to make changes, such changes will be made in the Registrant’s DEF 14C to be filed on or about February 26, 2007.

On behalf of the Registrant, we appreciate your assistance in connection with this review. If you have any questions regarding our responses to your comments, please do not hesitate to contact me at 720-200-7727.

Very truly yours,

/s/ Kathryn L. Santoro

Kathryn L. Santoro

Associate Counsel

OLD MUTUAL CAPITAL, INC.

cc:	John N. Ake, Esq.

Ballard Spahr Andrews & Ingersoll, LLP

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